Contact

www.linkedin.com/in/michael-schoening-1220177 (LinkedIn)
www.cityfreighter.com (Company)

Michael Schoening

Founder & President CityFreighter - Clean Urban Logistics Solutions
Santa Barbara, California, United States

Summary

Hands-on driven, life-long entrepreneur, global thinker, loves technology, design and aesthetics . Envision, plan and execute - Think beyond where others see the limit. Ignore the way it's always been done before, and figure out something better.

Experience

CityFreighter
CEO
February 2018 - Present (5 years 3 months)
USA, Germany, China

Clean Urban Logistic Solutions - A global start-up, Electric light and medium duty commercial vehicle platforms for the "last mile" and beyond, intelligent integrations for future urban logistics

DISTEC GmbH
Managing Director/Co-Owner
January 1998 - December 2011 (14 years)
Heinsberg,Germany

Design and manufacturing of premium global street furniture, like billboards, bus shelter , rotating displays, advertising columns

Products can be found in all major cities of the world, like New York, London, Paris, Shanghai, Berlin and others

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